Exhibit 99.2 ACE-Breast-03: Efficacy and safety of ARX788 in patients with HER2+ metastatic breast cancer previously PD18-09 treated with T-DM1 Background Demographics Efficacy Results Key Takeaways Safety Results Characteristic Patients (N = 7) Spider Plot for ACE-Breast-03 Safety profile Amplification of the human epidermal growth • ARX788 provided clinical benefit to patients 50% Age factor receptor 2 (HER2) gene with consequent previously treated with T-DM1 who had All AEs (regardless of causality) 7 (100%) Median (range) — year 59 HER2 protein overexpression occurs in 25% disease progression Drug-related AEs (any grade) 6 (85.7%) 1 (14.3%) ≥65 year — no. (%) approximately 20% of breast cancers (BC) • 4/7 patients also previously received HER2 TKI Female sex — no. (%) 7 (100%) 0% All AEs ≥ Grade 3 2 (28.6%) and is a major driver of tumor development treatment † Race — no. (%) Drug-related AEs ≥ Grade 3 1 (14.3%) and progression. The HER2-targeted ADC • The confirmed objective response rate (ORR) -25% EOT-PD 4 (57.1%) Asian trastuzumab emtansine (T-DM1) has been was 57.1% (4/7 pts) and an unconfirmed ORR All SAEs 1 (14.3%) White 2 (28.6%) -50% approved for the treatment of HER2-positive of 71.4% (5/7 pts) Drug-related SAEs 0 Black or African American 1 (14.3%) metastatic BC (mBC) after prior trastuzumab • The disease control rate (DCR) was 100% 0 (0%) Missing data AEs leading to dose delays 3 (42.9%) -75% and taxane therapy. However, disease (7/7 pts) Region — no. (%) AEs leading to dose reductions 1 (14.3%) -100% progression occurs in all patients, requiring • Treatment with ARX788 remains ongoing with 5 (71.4%) Asian Pacific 0 2 4 6 8 10 AEs leading to dose interruptions 1 (14.3%) additional therapeutic options. The use of North America 2 (28.6%) the median time of ARX788 therapy of Study Months ‡ ECOG performance-status score — no. (%) second-generation anti-HER20 ADCs using 7.2 months AEs leading to discontinuation 0 Waterfall Plot for ACE-Breast-03 8.84% 5 (71.4%) 0 alternative molecules is being investigated to • No drug-related SAEs. ARX788 was well- Drug-related Deaths 0 0.00% 0% 1 2 (28.6%) overcome drug resistance. tolerated, and AEs were manageable -10% -20% Adverse Events of Conclusion Clinical Characteristics Methods All Grades Grade 3 or 4 Special Interest -30% -40% Characteristic Patients (N = 7) 0 0 Pneumonitis/ILD In this small cohort of patients previously treated ACE-Breast-03 (NCT04829604) is an ongoing -50% Hormone-receptor status — no. (%) 0 0 with T-DM1 who had disease progression, ARX788 global, phase 2, single-arm study evaluating AST increased -60% -61.26% Positive 2 (28.6%) -63.33% had a manageable AE profile and demonstrated ARX788 in patients with HER2+ mBC whose 0 0 -70% ALT increased Negative 5 (71.4%) -74.10% -80% promising clinical activity (confirmed ORR 57%; disease has progressed following T-DM1, 4 (57.1%) 1 (14.3%) All ocular AEs HER2 expression No. (%) -90% -90.00% DCR 100%). T-DXd, and/or tucatinib-containing regimens. IHC 3+ 5 (71.4%) -100% -100.00% ARX788 was administered with an initial dose 1 2 3 4 5 6 7 Pati IHC 2+, ISH-positive 2 (28.6%) Protocol Number: ACE-Breast-03 Patient Counter ent of 1.5 mg/kg Q4W and subsequent doses of Bar Color Subject Enrolled Median sum of diameters of target lesions at 97 (16-251) Status: Active, not recruiting 1.3 mg/kg Q4W. Eligibility criteria included baseline (range) -mm Previous Treatment History central laboratory confirmed HER2+ mBC Contact: breast03trialinquiry@ambrx.com Median no. of previous cancer regimens (range) 5 (2-8) per ASCO/CAP guidelines, measurable Patient No. Prior therapies Previous systemic cancer therapy No. (%) Clinicaltrials.gov Identifier: NCT04829604 disease, and adequate organ function. Stable Trastuzumab 7 (100%) Patient 1 Trastuzumab, Docetaxel, Paclitaxel, T-DM1, Capecitabine, Lapatinib, Trastuzuma0b , Eribulin, Vinorelbine EudraCT Number: 2021-001246-36 treated brain metastases are allowed. Pertuzumab 5 (71.4%) Patient 2 Trastuzumab, Pertuzumab, Docetaxel, T-DM1, Lapatinib, Capecitabine, Trastuzumab, Paclitaxel, Eribulin Patients with interstitial lung disease (ILD) or HER2 TKI 4 (57.1%) Docetaxel, Carboplatin, Trastuzumab, Tamoxifen, Letrozole, Pertuzumab, Trastuzumab, Paclitaxel, Exemestane, T-DM1, Patient 3 Capecitabine, Trastuzumab, Neratinib pneumonitis in prior 12 months; active ocular Other anti-HER2 therapy 7 (100%) Appreciation: Patient 4 Carboplatin, Docetaxel, Pertuzumab, Trastuzumab, T-DM1, and Trastuzumab 2 (28.6%) Hormone therapy infections or any chronic corneal disorder; are We thank all of the patients who have enrolled in Carboplatin, Docetaxel, Trastuzumab, Tamoxifen, Letrozole, Lapatinib, Capecitabine, T-DM1, Trastuzumab, Fulvestrant, Other systemic therapy 7 (100%) excluded. The primary endpoint is overall Patient 5 the ACE-Breast-03 trial. We appreciate all of the Everolimus, Exemestane, Bevacizumab Best response to trastuzumab emtansine therapy No. (%) response rate (ORR). Data cutoff was hard work of our Investigators and site staff who Patient 6 Cyclophosphamide, Docetaxel, Pertuzumab, Trastuzumab, T-DM1 Complete or partial response or stable disease 4 (57.1%) 11-Jul-2022. have contributed their knowledge and expertise in Cyclophosphamide, Epirubicin, Fluorouracil, Paclitaxel, Trastuzumab, Paclitaxel, Trastuzumab, Pertuzumab, T-DM1, Patient 7 Progressive disease 1 (14.3%) the design and conduct of this trial. SHR-A1811 Investigational Drug (HER2 New Antibody Drug Conjugate) Could not be evaluated 2 (28.6%) 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 19 18 20 • Sara A. Hurvitz , Kevin Kalinsky , Vinod Ganju , Kashif Ali , Laila Agrawal , William Gradishar , George W. Sledge Jr. , Anu Thummala , Arlene Chan , Sophia Frentzas , Joo Hyuk Sohn , Kyong-Hwa Park , Keon Uk Park , Catherine Shannon , Joshua Drago , Sara M. Tolaney , Hope S. Rugo , Michael F. Press , Alex Alika , Dong Xu , Janice Lu , Debu Tripathy 1 2 3 4 5 6 7 8 • University of California at Los Angeles, Los Angeles, CA, USA; Emory University School of Medicine, Atlanta, GA, USA; Paso Medical, Frankston, Australia; Maryland Oncology Hematology, Wheaton, MD, USA; , Norton Cancer Institute, Louisville, KY, USA; Northwestern University, Chicago, IL, USA; Stanford University, Stanford, CA, USA; Comprehensive Cancer Centers 9 10 11 12 13 14 15 of Nevada, Las Vegas, NV, USA; Western Australia and Curtin University, Perth, Australia; Monash Health, Clayton, Australia; Severance Hospital - Yonsei Cancer Center, Seoul, Korea; Korea University Anam Hospital, Seoul, Korea; Keimyung University Dongsan Hospital Seoul, Korea; Mater Health, South Brisbane, Australia; Memorial Sloan Kettering Cancer 16 17 18 19 20 Center, New York, NY, USA; Dana-Farber Cancer Institute. Boston, MA, USA; University of California at San Francisco, San Francisco, CA, USA; University of Southern California at Los Angeles, Los Angeles, CA, USA; Ambrx, Inc., La Jolla, CA, USA; MD Anderson, Houston, TX, USA Change from baseline (%) Change from baseline (%)